EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 4, 2016
In this Management’s Discussion and Analysis (MD&A) we explain Shopify’s results of operations and cash flows for the three months ended March 31, 2016 and our financial position as of March 31, 2016. You should read this MD&A together with our unaudited condensed consolidated financial statements and the related notes for the same period. You should also refer to the Company's audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2015. Additional information regarding Shopify, including our annual report on Form 20-F, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current quarter with the same period from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding managements’ expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform. Unless the context requires otherwise, references in this MD&A to “Shopify”, “we”, “us”, “our”, or “the Company” include Shopify Inc. and all of its subsidiaries.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	the intended growth of our lbusiness and making investments to drive future growth;

•	our ability to generate revenue while controlling costs and expenses;

•	our ability to increase sales to our merchants;

•	our belief that our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that the cost of subscription solutions will increase;

•	our expectation that our subscription solutions gross margin percentage will fluctuate modestly;

•	our expectation that our gross margin percentage on subscription solutions will remain stable;

•	our expectation that the cost of merchant solutions will increase;

•	our expectation that our gross margin percentage on merchant solutions will stabilize in the short term, and increase in the longer term;

•	our plan to continue to expand sales and marketing efforts, including adding outbound sales personnel and expanding our marketing activities;

•	our expectation that sales and marketing expenses will decline over time as a percentage of total revenues;

•	our expectation that research and development expenses will increase, and over the long term will decline as a percentage of total revenues;

•	our expectation that general and administrative expenses will increase, but will decrease as a percentage of total revenues;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations; and,

•	potential selective acquisitions and investments.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to attract new merchants;

•	our ability to retain merchants as they grow their businesses on our platform;

•	our ability to increase revenues from both new and existing merchants;

•	assumptions about the growth of our merchants’ revenues;

•	our ability to reach economies of scale;

•	our ability to offer more sales channels that can connect to the platform;

•	our ability to develop new, higher-margin solutions to extend the functionality of our platform;

•	assumptions as to the mix of subscription plans that our merchants select;

•	assumptions as to the timing of infrastructure expansion projects;

•	our ability to predict future commerce trends and technology;

•	our ability to enhance our ecosystem and partner programs;

•	our ability to provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our expectations on future costs of compliance associated with being a public company;

•	our future expenses and financing requirements;

•	our ability to protect against currency, interest rate and inflation risks; and

•	our critical accounting policies and estimates.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015 and elsewhere in this MD&A, including but not limited to risks relating to:

•	our rapid growth and managing our growth;

•	we have a history of losses and we may be unable to achieve profitability;

•	our limited operating history in a new and developing market;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	the security of personally identifiable information we store relating to merchants and their customers;

•	serious software errors or defects;

•	exchange rate fluctuations may negatively affect our results of operations;

•	we may be unable to achieve or maintain data transmission capacity;

•	our growth depends in part on the success of our strategic relationships with third parties;

•	if we fail to maintain a consistently high level of customer service;

•	the limited number of data centers we use;

•	if our solutions do not operate as effectively when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs");

•	we may be subject to claims by third-parties of intellectual property infringement;

•	we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology;

•	our use of “open source” software;

•	if we are unable to generate traffic to our website through search engines and social networking sites;

•	if we fail to effectively maintain, promote and enhance our brand;

•	if we are unable to hire, retain and motivate qualified personnel;

•	we are dependent on the continued services and performance of our senior management and other key employees;

•	activities of merchants or the content of their shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•	changes to third-party apps and themes, or if we fail to provide desirable third-party apps and themes;

•	our reliance on computer hardware, software licensed from and services rendered by third-parties, sometimes by a single-source supplier;

•	we may not be able to compete successfully against current and future competitors;

•	our lack of history with our solutions or pricing models;

•	acquisitions and investments;

•	provisions of our debt instruments;

•	the possible need to raise additional funds to pursue our growth strategy or continue our operations;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	if we are required to collect state and local business taxes and sales and use taxes in additional jurisdictions;

•	our tax carryforwards;

•	our dependence upon consumers’ and merchants’ willingness to use the internet for commerce;

•	challenges in expanding into new geographic regions; and

•	our reported financial results may be materially and adversely affected by changes in accounting principles generally accepted in the United States.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, social media storefronts, and physical retail locations. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office. Merchants can also use Shopify Mobile, our iPhone and Android application, to track and manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and an application ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. With over 9,000 active partners referring merchants over the last 12 months, we have built a strong, symbiotic relationship with our partners that continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the more than 1,500 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of larger merchants, we focus on selling to SMBs. As of March 31, 2016, we had more than 275,000 merchants from approximately 150 countries using our platform, representing growth of 71.0% in the number of merchants using our platform relative to March 31, 2015. In Q1 2016, our platform processed Gross Merchandise Volume ("GMV") of $2.7 billion, representing an increase of 104.8% from the three months ended March 31, 2015.

Our business has experienced rapid growth. During the three months ended March 31, 2016 our total revenue was $72.7 million, an increase of 94.7% versus the three months ended March 31, 2015. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
We generate the majority of our revenues through the sale of subscriptions to our platform. In the three months ended March 31, 2016, subscription solutions revenues accounted for 53.2% of our total revenues (59.8% in the three months ended March 31, 2015). We offer a range of plans that increase in price depending on additional features and economic considerations. We also offer Shopify Plus, which caters to merchants with higher-volume sales and additional functionality, scalability and support requirements. Redbull, P&G, Tesla, RadioShack and the New York Stock Exchange are among the more than 1,000 Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription plans, so we do not believe deferred revenue is an accurate indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $22.4 million in the three months ended March 31, 2015 to $38.7 million in the three months ended March 31, 2016, representing an increase of 73.2%. As of March 31, 2016, MRR totaled $12.8 million, representing an increase of 72.7% relative to MRR at March 31, 2015.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the three months ended March 31, 2016, merchant solutions revenues accounted for 46.8% of total revenues (40.2% in the three months ended March 31, 2015). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. As a result of the launch of Shopify Payments in August 2013, we have seen significant growth in the revenues generated from our merchant solutions. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Shipping, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $15.0 million in the three months ended March 31, 2015, to $34.0 million in the three months ended March 31, 2016, representing an increase of 126.8%.
Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. The total number of merchants using our platform grew from more than 243,000 as of December 31, 2015 to more than 275,000 as of March 31, 2016. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than two percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel. As of March 31, 2016, Shopify had more than 1,200 employees and consultants.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the three months ended March 31, 2016, and 2015.

	Three months ended
	March 31, 2016	March 31, 2015
	(in thousands)
Monthly Recurring Revenue	$12,779	$7,400
Gross Merchandise Volume	$2,671,801	$1,324,082

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue which makes up the majority of our subscriptions solutions revenue. We had $12.8 million of MRR as at March 31, 2016.

Gross Merchandise Volume

GMV is the total dollar value of orders processed through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV processed through our platform. For the three months ended March 31, 2016, we processed GMV of $2.7 billion.

Factors Affecting the Comparability of our Results

Change in Revenue Mix

Within our merchant solutions offerings, we introduced Shopify Payments in the United States in August 2013, in Canada in September 2013, in the United Kingdom in November 2014 and in Australia in November 2015. As a result of introducing Shopify Payments, our revenues from merchant solutions and associated costs have increased significantly. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on merchant solutions are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. As a result, the introduction of Shopify Payments and the resultant shift in the mix of revenue sources has affected our overall gross margin percentage. More specifically, while our total revenues have increased in recent periods, principally as a result of introducing Shopify Payments, our overall gross margin percentage has decreased in these periods. Although Shopify Payments is an inherently lower gross margin solution, we view this revenue stream as beneficial to our operating margins as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business, and is also designed to drive higher retention among merchant subscribers.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes, apps and registration of domain names.

We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales and additional functionality, scalability and support requirements. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Most merchants purchase subscription plans directly from us, although a small number of subscription plans are purchased through third-parties with whom we have reseller agreements in place. Where we contract directly with the merchant, subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable. Where we have reseller agreements in place, we bill the reseller for eligible merchants on a monthly basis and do not record deferred revenues on our consolidated balance sheet in connection with these subscriptions.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, Shopify Shipping, referral fees from partners and sales of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
Shopify Shipping was launched in the United States in September 2015 and allows merchants to buy and print shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased. We recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.

We also generate merchant solutions revenues in the form of referral fees from partners to whom we direct business. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a mobile application that lets merchants sell their products in a physical or retail setting, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “—Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees, and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount. We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of infrastructure expansion projects.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that the cost of subscription solutions will increase in absolute dollars in future periods as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. The gross margin percentage on subscription solutions is expected to remain relatively stable.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, Mastercard and American Express) as well as third-party processing fees. In August 2013, we launched Shopify Payments in the United States and have since released Shopify Payments in other jurisdictions. As a result of introducing Shopify Payments, our cost of merchant solutions has increased significantly. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. The gross margin percentage on merchant solutions is expected to stabilize in the short term. In the longer term, we believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Shipping, are launched.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, professional fees, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate continued increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
	2016	2015
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$38,706	$22,352
Merchant solutions	34,016	14,996
	72,722	37,348
Cost of revenues(1):
Subscription solutions	8,232	5,033
Merchant solutions	25,219	10,749
	33,451	15,782
Gross profit	39,271	21,566
Operating expenses:
Sales and marketing(1)	28,008	13,540
Research and development(1)	13,670	7,313
General and administrative(1)(2)	7,305	4,189
Total operating expenses	48,983	25,042
Loss from operations	(9,712)	(3,476)
Other income (expense):
Interest income, net	203	11
Foreign exchange gain / (loss)	580	(1,065)
	783	(1,054)
Net loss	$(8,929)	$(4,530)
Other comprehensive income
Unrealized gain on foreign exchange	221	—
Comprehensive loss	(8,708)	(4,530)
Basic and diluted net loss per share attributable to shareholders(2)(3)	$(0.11)	$(0.12)
Weighted average shares used to compute net loss per share attributable to shareholders	80,488,495	39,344,619

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended March 31,
	2016	2015
	(in thousands)
Cost of revenues	$115	$59
Sales and marketing	605	174
Research and development	2,291	779
General and administrative	781	428
	$3,792	$1,440

(2) Includes sales and use taxes of nil, $566 for the three months ended March 31, 2016 and 2015.

(3) For the period preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

Revenues

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$38,706	$22,352	73.2%
Merchant solutions	34,016	14,996	126.8%
	$72,722	$37,348	94.7%
Percentage of revenues:
Subscription solutions	53.2%	59.8%
Merchant solutions	46.8%	40.2%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $16.4 million, or 73.2%, for the three months ended March 31, 2016 compared to the same period in 2015. The quarter over quarter increase was primarily a result of growth in the number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $19.0 million, or 126.8%, for the three months ended March 31, 2016 compared to the same period in 2015. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended March 31, 2016 compared to the same period in 2015. This increase was a result of growth in the number of merchants using the platform and an increase in the adoption of Shopify Payments by our merchants, which drove additional GMV that was processed using Shopify Payments.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners and Shopify Shipping increased during the three months ended March 31, 2016 compared to the same period in 2015, as a result of the increase in GMV processed through our platform compared to the same period in 2015. Merchant solutions also includes the sale of POS hardware, which increased in the three months ended March 31, 2016 compared to the same period in 2015 as a result of increased demand for our POS solution and the release of our new Tap, Chip and Swipe reader which began shipping in December 2015.

Cost of Revenues

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$8,232	$5,033	63.6%
Cost of merchant solutions	25,219	10,749	134.6%
Total cost of revenues	$33,451	$15,782	112.0%
Percentage of revenues:
Cost of subscription solutions	11.3%	13.5%
Cost of merchant solutions	34.7%	28.8%
	46.0%	42.3%

Cost of Subscription Solutions
Cost of subscription solutions increased $3.2 million, or 63.6%, for the three months ended March 31, 2016 compared to the same period in 2015. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization from our investment in software and hardware relating to our data centers, credit card fees for processing merchant billings and third-party infrastructure costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 13.5% in Q1 2015 to 11.3% in Q1 2016. The decrease was a result of a decrease in lower-margin theme revenue as a percentage of total subscription solutions revenue. Additionally, cost of subscription solutions as a percentage of revenue decreased as we continue to gain operational efficiencies as a result of investments we made in our data centers in prior periods.

Cost of Merchant Solutions

Cost of merchant solutions increased $14.5 million, or 134.6%, for the three months ended March 31, 2016 compared to the same period in 2015. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the three months ended March 31, 2016 as compared to the same period in 2015.

Gross Profit

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Gross profit	$39,271	$21,566	82.1%
Percentage of total revenues	54.0%	57.7%

Gross profit increased $17.7 million, or 82.1%, for the three months ended March 31, 2016 compared to the same period in 2015. As a percentage of total revenues, gross profit decreased from 57.7% in the three months ended March 31, 2015 to 54.0% in the three months ended March 31, 2016, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are designed to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is primarily due to third-party costs associated with providing payment-

processing services such as credit card interchange and network fees charged by credit card providers, as well as third-party processing fees.

Operating Expenses

Sales and Marketing

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Sales and marketing	$28,008	$13,540	106.9%
Percentage of total revenues	38.5%	36.3%

Sales and marketing expenses increased $14.5 million, or 106.9%, for the three months ended March 31, 2016 compared to the same period in 2015, primarily due to an increase of $9.7 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. Also included in marketing programs in Q1 2016 were costs associated with Shopify Unite, which was Shopify's inaugural partner and developer conference, dedicated entirely to those who build amazing things on the Shopify platform. In addition to external marketing spending, employee-related costs, including facilities expense, increased quarter over quarter by $4.4 million ($0.4 million of which related to stock-based compensation) and professional services increased by $0.2 million quarter over quarter.

Research and Development

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Research and development	$13,670	$7,313	86.9%
Percentage of total revenues	18.8%	19.6%

Research and development expenses increased $6.4 million, or 86.9%, for the three months ended March 31, 2016 compared to the same period in 2015, due to an increase of $5.1 million in employee-related costs ($1.5 million of which related to stock-based compensation), a $0.6 million increase in allocated facilities expenses, and an increase in depreciation relating to computer hardware and software of $0.3 million, all as a result of the growth in our employee base.

General and Administrative

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
General and administrative	$7,305	$4,189	74.4%
Percentage of total revenues	10.0%	11.2%
General and administrative expenses increased $3.1 million, or 74.4%, for the three months ended March 31, 2016 compared to the same period in 2015, due to an increase of $2.2 million in employee-related costs ($0.4 million of which related to stock-based compensation), $0.4 million in allocated facilities expense, $0.4 million in software license costs, $0.3 million in insurance costs, and $0.4 million in professional service fees. Those increased costs were offset by a decrease of $0.6 million in sales tax expenses. In 2015, we determined that we owed amounts related to sales and use taxes in various U.S. states and local jurisdictions and as a result we recorded a sales tax liability which was included in general and administrative expense in the three months ended March 31, 2015.

Other Income (Expenses)

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except percentages)
Other income (expenses), net	$783	$(1,054)	*

*	Not a meaningful comparison

In the three months ended March 31, 2016 we had other income of $0.8 million, compared to other expenses of $1.1 million in the same period in 2015, a positive change of $1.8 million. The difference was due to a $1.6 million swing from foreign exchange loss to foreign exchange gain and $0.2 million of interest income in the three months ended March 31, 2016.

Profit (Loss)

	Three Months Ended March 31,		2016 vs. 2015
	2016	2015	% Change
	(in thousands, except share and per share data)
Net loss	$(8,929)	$(4,530)	*
Basic and diluted net loss per share attributable to shareholders	$(0.11)	$(0.12)	*
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	80,488,495	39,344,619
* Not a meaningful comparison

The basic and diluted net loss per share attributable to shareholders for the three months ended March 31, 2016, is not necessarily comparable with the same period in 2015 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares and the conversion of convertible preferred shares into Class B multiple voting shares, both of which occurred in May 2015.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended March 31, 2016. The information for each of these quarters has been derived from unaudited condensed financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our interim unaudited financial statements and audited consolidated financial statements and related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(in thousands, except per share data)
Revenues:
Subscription solutions	$38,706	$34,608	$29,560	$25,459	$22,352	$20,358	$17,690	$15,567
Merchant solutions	34,016	35,565	23,226	19,467	14,996	14,824	9,656	8,113
	72,722	70,173	52,786	44,926	37,348	35,182	27,346	23,680
Cost of revenues: (1)
Subscription solutions	8,232	7,662	6,414	5,422	5,033	5,049	4,615	3,842
Merchant solutions	25,219	27,001	17,629	14,252	10,749	10,520	6,492	5,523
	33,451	34,663	24,043	19,674	15,782	15,569	11,107	9,365
Gross profit	39,271	35,510	28,743	25,252	21,566	19,613	16,239	14,315
Operating expenses:
Sales and marketing(1)	28,008	22,527	18,216	16,091	13,540	12,209	11,433	12,569
Research and development(1)	13,670	13,541	10,068	8,800	7,313	6,619	6,563	6,647
General and administrative(1)(2)	7,305	5,961	4,759	3,822	4,189	5,280	2,352	2,138
	48,983	42,029	33,043	28,713	25,042	24,108	20,348	21,354
Loss from operations	(9,712)	(6,519)	(4,300)	(3,461)	(3,476)	(4,495)	(4,109)	(7,039)
Other income (expense)	783	212	(357)	165	(1,054)	(303)	(159)	159
Net loss	$(8,929)	$(6,307)	$(4,657)	$(3,296)	$(4,530)	$(4,798)	$(4,268)	$(6,880)
Basic and diluted net loss per share attributable to shareholders(3)	$(0.11)	$(0.08)	$(0.06)	$(0.06)	$(0.12)	$(0.12)	$(0.11)	$(0.18)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three Months Ended
	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(in thousands)
Cost of revenues	$115	$147	$67	$72	$59	$100	$54	$65
Sales and marketing	605	670	325	182	174	245	161	157
Research and development	2,291	3,520	1,248	826	779	767	512	628
General and administrative	781	872	628	491	428	365	156	118
	$3,792	$5,209	$2,268	$1,571	$1,440	$1,477	$883	$968

(2) Includes non-recurring sales and use tax expense as follows:

	Three Months Ended
	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
	(in thousands)
Sales and use tax expense	$—	$—	$—	$—	$566	$2,182	$—	$—
(3) For periods preceding our initial public offering, does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our IPO on May 27, 2015.

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended March 31, 2016.

	Three Months Ended
	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Revenues
Subscription solutions	53.2%	49.3%	56.0%	56.7%	59.8%	57.9%	64.7%	65.7%
Merchant solutions	46.8%	50.7%	44.0%	43.3%	40.2%	42.1%	35.3%	34.3%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	11.3%	10.9%	12.2%	12.1%	13.5%	14.4%	16.9%	16.2%
Merchant solutions	34.7%	38.5%	33.4%	31.7%	28.8%	29.9%	23.7%	23.3%
	46.0%	49.4%	45.5%	43.8%	42.3%	44.3%	40.6%	39.5%
Gross profit	54.0%	50.6%	54.5%	56.2%	57.7%	55.7%	59.4%	60.5%
Operating expenses:
Sales and marketing	38.5%	32.1%	34.5%	35.8%	36.3%	34.7%	41.8%	53.1%
Research and development	18.8%	19.3%	19.1%	19.6%	19.6%	18.8%	24.0%	28.1%
General and administrative	10.0%	8.5%	9.0%	8.5%	11.2%	15.0%	8.6%	9.0%
	67.4%	59.9%	62.6%	63.9%	67.1%	68.5%	74.4%	90.2%
Loss from operations	(13.4)%	(9.3)%	(8.1)%	(7.7)%	(9.3)%	(12.8)%	(15.0)%	(29.7)%
Other income (expense)	1.1%	0.3%	(0.7)%	0.4%	(2.8)%	(0.9)%	(0.6)%	0.7%
Net loss	(12.3)%	(9.0)%	(8.8)%	(7.3)%	(12.1)%	(13.6)%	(15.6)%	(29.1)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue increased sequentially for each period presented, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions. We cannot ensure that this pattern of sequential growth in revenue will continue.

Our gross margin percentage has generally declined over the past eight quarters primarily due to the impact of Shopify Payments. Merchant solutions are designed to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. As a result, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our cost of revenues has correspondingly increased in these periods. Although merchant solutions generally have a lower gross margin than subscription solutions, we believe that our merchant solutions make it easier for our merchants to start a business and grow on our platform.

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	March 31, 2016	December 31, 2015
	(in thousands)
Cash, cash equivalents and marketable securities	$189,464	$190,173
Total assets	245,274	243,712
Total liabilities	54,297	48,395

Total assets increased $1.6 million as at March 31, 2016 compared to December 31, 2015, principally due to an increase in property and equipment. Total liabilities increased by $5.9 million, principally due to an increase in accounts payable and accrued liabilities of $3.4 and deferred revenue of $1.9 million.

Liquidity and Capital Resources
To date, we have financed our operations primarily through the sale of equity securities, raising approximately $228 million, net of issuance costs, from investors to date.

In 2011, we established a revolving line of credit with the Royal Bank of Canada. The credit facility is renewable annually for borrowing of up to $1.5 million CAD. The line is collateralized by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3% (3.0% as of March 31, 2016 and December 31, 2015). As of March 31, 2016, no amounts were drawn on this credit facility and C$1.0 million under the facility was pledged as collateral for a letter of credit.

In March 2015, we entered into a credit facility with Silicon Valley Bank, which provides for a $25 million revolving line of credit bearing interest at the U.S. prime rate, as published by the Wall Street Journal plus or minus 25 basis points per annum. As at March 31, 2016 the effective rate was 3.25%. The credit facility was renewed on March 11, 2016, has a maturity date of March 10, 2017, and is collateralized by substantially all of the Company’s assets, including the stock of its subsidiaries named in the agreement as guarantors, but excluding the Company’s intellectual property, which is subject to a negative pledge. As of March 31, 2016, no amounts have been drawn under this credit facility and the Company is in compliance with all of the covenants contained therein.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at March 31, 2016 was $175.2 million. Given the ongoing cash generated from operations and our existing cash and credit facilities, we believe there is sufficient liquidity to meet our current and planned financial obligations. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any undisclosed agreement and do not have any understanding with any third-parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities decreased by $0.7 million to $189.5 million as at March 31, 2016 from $190.2 million as at December 31, 2015, as a result of the cash used in investing activities offset by the effect of foreign exchange, cash provided by operating activities and financing activities.
Cash equivalents and marketable securities include money market funds, U.S. term deposits, U.S federal bonds and corporate bonds, all maturing within the 12 months of the consolidated balance sheet.

The following table summarizes our total cash, cash equivalents and marketable securities as at March 31, 2016 and 2015 as well as our operating, investing and financing activities for the three months ended March 31, 2016, and 2015:

	Three Months Ended March 31,
	2016	2015
Cash, cash equivalents and marketable securities (end of period)	$189,464	$59,161
Net cash provided by (used in):
Operating activities	$655	$3,966
Investing activities	(28,784)	1,152
Financing activities	844	55
Effect of foreign exchange on cash and cash equivalents	1,079	(978)
Net increase (decrease) in cash and cash equivalents	(26,206)	4,195
Change in marketable securities	25,497	(4,696)
Net increase (decrease) in cash, cash equivalents and marketable securities	$(709)	$(501)

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable agreement’s term. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs and leased facilities.

Net cash flows from operating activities for the three months ended March 31, 2016 as compared to the same period of 2015 decreased by $3.3 million primarily as a result of our increased net loss, which was mainly driven by increases in selling and marketing expenses and merchant solutions costs as a percentage of revenue as compared to the same period in the prior fiscal year. In the three months ended March 31, 2016, the Company's net loss included non-cash charges of $3.1 million of amortization and depreciation, $3.4 million of stock-based compensation expense, and $0.1 million from the vesting of restricted shares. The changes in our operating assets and liabilities resulted in a net source of cash of $4.0 million as compared to $4.4 million in the same period of 2015. The change in the three months ended March 31, 2016 was primarily attributable to an increase of $2.3 million in accounts payable and accrued liabilities due to an increase in payment processing costs, marketing costs and third-party partner commissions; a $1.9 million increase in deferred revenue due to the growth in sales of our subscription solutions; and a $0.6 million increase of lease incentives related to our facilities in Ottawa, Toronto, and Montreal, offset by a $0.7 million increase in other current assets driven primarily by an increase in prepaid expenses.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, as well as software development costs eligible for capitalization.
Net cash used in investing activities in the three months ended March 31, 2016 was $28.8 million, reflecting net purchases of $25.7 million in marketable securities. Cash used in investing activities also included $2.7 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce.

Net cash from investing activities in the three months ended March 31, 2015 was $1.2 million, reflecting the maturity of $4.7 million in marketable securities. Cash used in investing activities also included $2.5 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding customer base and equipment to support our growing workforce. Additionally, $0.4 million was spent on software development costs which were eligible for capitalization associated with internal use software and software to support the growth of the business, while a further $0.6 million was used to purchase intangible assets to complement our platform.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our initial public offering and exercises of stock options.

Net cash provided by financing activities in the three months ended March 31, 2016 was $0.8 million in proceeds from the issuance of Class B multiple voting shares as a result of stock option exercises. This compares to $0.1 million for the same period in 2015.

Contractual Obligations and Contingencies
Our principal commitments consist of obligations under our credit facility and operating leases for equipment and office space. The following table summarizes our contractual obligations as of March 31, 2016:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	5,246	18,818	25,817	82,290	132,171
Total contractual obligations	$5,246	$18,818	$25,817	$82,290	$132,171

(1) Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal, and Kitchener-Waterloo.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under “Contractual Obligations and Contingencies”).

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation risk. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $189.5 million as of March 31, 2016, of which $139.9 million was invested in money market funds, federal and corporate bonds. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as “held to maturity,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian and United States banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by complying with its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Controls and Procedures

In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.

During three months ended March 31, 2016 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. In the preparation of these unaudited condensed consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we reevaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

There have been no significant changes in our critical accounting policies and estimates during the three months ended March 31, 2016 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

Recently Issued Accounting Standards not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, which deferred the effective date for all entities by one year. The standard becomes effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This standard clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The standard also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. This standard has the same effective date as ASU 2014-09. The Company is currently assessing the impact of these standards.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this standard and expects it to have a material impact on our Consolidated Balance Sheets.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016. The Company is currently assessing the impact of this standard.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SH). As of April 29, 2016 there were 63,964,613 Class A subordinate voting shares issued and outstanding, and 17,153,343 Class B multiple voting shares issued and outstanding.

As of April 29, 2016 there were 9,443,835 options outstanding under the Company’s Legacy Option Plan, 6,657,144 of which were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of April 29, 2016 there were 1,172,618 options outstanding under the Company’s new Stock Option Plan, 24,428 of which were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of April 29, 2016 there were 1,171,352 RSUs outstanding under the Company’s Long Term Incentive Plan.